Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(millions of dollars)
		Years Ended
	12 months ended June 30, 2002	2001	2000	1999	1998	1997
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 988.0	$ 732.8	$ 837.4	$ 742.7	$387.2	$ 718.4
Fixed charges included in the determination of net income	302.4	310.6	303.2	296.8	325.5	325.0
Total earnings, as defined	$1,290.4	$1,043.4	$1,140.6	$1,039.5	$712.7	$1,043.4

Fixed charges, as defined:
Interest charges	$309.8	$320.2	$296.9	$289.9	$319.1	$316.4
Preference security dividend requirements of consolidated subsidiaries	31.0	37.8	54.0	56.7	60.6	55.1
Rental interest factor	10.4	10.1	6.3	6.9	6.4	8.6
Total fixed charges, as defined	$351.2	$368.1	$357.2	$353.5	$386.1	$380.1

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.67	2.83	3.19	2.94	1.85	2.74